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[VIVENDI UNIVERSAL LOGO]






              French Court Officially Finds Malfunction in Voting

                   Petition Filed with Paris Commercial Court




Paris, May 2, 2002 -- Vivendi Universal [Paris Bourse: EX FP; NYSE: V] today announced that a joint petition has been filed with the Paris Commercial Court by Vivendi Universal, Societe Generale and Compagnie de Saint Gobain, following a malfunction in voting that occurred at the Vivendi Universal Shareholders Meeting on April 24, 2002.

Following a hearing on May 2, the Court:

o Officially noted a malfunction in the tabulation of the votes cast during the Shareholders Meeting;

o Formally acknowledged to Vivendi Universal that its Board of Directors would have the authority to convene another Shareholders Meeting as soon as possible. The aim of this meeting would be to re-determine the vote count on the resolutions that were not adopted on April 24, the results of which may have been affected by this malfunction. The Court also gave its permission for a re-vote to take place on the resolutions that were approved by the shareholders, in order to confirm the original results, if necessary.

Based on the foregoing and the fact that the Court has determined that the resolutions passed at the meeting would stand as voted, the dividend will be able to be paid on May 13, 2002, as previously announced.

Lastly, the Court agreed to Vivendi Universal's request for an independent expert to investigate the voting aberrations. The expert's assignment will be to ascertain the origin of the malfunction in the voting system and, in particular, to determine whether a possible "hacking" of the voting system took place at the meeting. The expert will have six weeks to carry out the assignment and will examine the evidence submitted by Vivendi Universal to a Court Officer. This investigation will include a study of the electronic voting machines, a copy of the central computer's hard drive and the antenna of the voting system.

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                    Vivendi Universal -- Company Description:

A consumer-focused, performance-driven and values-based global media and communications company, Vivendi Universal is positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.

Combining the rich global and local content of its Music, Publishing and TV & Film units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its Telecommunications and Internet units.

CONTACTS :

Media                                 Investor Relations
                                      Paris
Paris                                 Laura Martin
Martine Esquirou                      +33 (1).71.71.1084 or
+33 (1).71.71.3120                    917.378.5105
Antoine Lefort                        Laurence Daniel
+33 (1).71.71.1180                    +33 (1).71.71.1233
Alain Delrieu
+33 (1).71.71.1086                    New York
                                      Eileen McLaughlin
                                      +(1) 212.572.8961
New York
Anita Larsen
+(1) 212.572.1118
Mia Carbonell
+(1) 212.572.7556